UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2 to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SPECTRUM PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
847 63A 10 8
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Rajesh C. Shrotriya, M.D.
Chairman, Chief Executive Officer and President
157 Technology Drive
Irvine, California 92618
(949) 788-6700
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Shivbir S. Grewal
Michael A. Hedge
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$1,756,962	$98.04**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,954,072 shares of Common Stock, $0.001 par value, of Spectrum Pharmaceuticals, Inc. will be purchased pursuant to this offer for an aggregate of $1,756,962 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

**	Previously Paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A	Filing Party: N/A Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
ITEM 4. Terms of the Transaction.
SIGNATURES

INTRODUCTORY STATEMENT
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Spectrum Pharmaceuticals, Inc. (the “Company”) with the Securities and Exchange Commission on March 23, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on April 9, 2009. The Company made an offer to purchase stock options for cash from eligible employees (the “Offer”), upon the terms and subject to the conditions set forth in the Offer To Purchase For Cash Employee Stock Options Under Third Amended and Restated 1997 Stock Incentive Plan and 2003 Amended and Restated Incentive Award Plan, dated March 23, 2009, as amended on April 9, 2009 (the “Offering Document”), the Introductory Letter, the Letter of Transmittal and the Election Withdrawal Notice, copies of which are filed as Exhibits (a)(2), (a)(3), and (a)(4), respectively, to the Schedule TO, as amended. This Amendment No. 2 is the final amendment being filed in order to report the results of the Offer, and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO or any of the exhibits attached thereto.
     Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offering Document and the Schedule TO.
ITEM 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby further amended and supplemented as follows:
     The Offer expired at 11:59 p.m., Pacific Time, on Thursday, April 23, 2009.
     A total of 36 Eligible Employees participated in the Offer. Pursuant to the Offer, the Company accepted all options tendered by Eligible Employees. 2,165,372 shares underlying Eligible Options were tendered by Eligible Employees and were accepted by the Company, representing 73% of the shares underlying Eligible Options that were eligible to be tendered in the Offer.
     Options accepted for tender in the Offer originally issued under the 2003 Plan will be made available for future issuance under the 2003 Plan. The Company will make a cash payment in the aggregate of $2,460,264.20 to the Eligible Employees participating in the Offer.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 24, 2009

SPECTRUM PHARMACEUTICALS, INC.
By:	/s/ Shyam Kumaria
Shyam Kumaria
Vice-President, Finance